S2C Global Systems, Inc.

5119 Beckwith Blvd., Suite 105

San Antonio, TX 78249

March 1, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Ms. Yong Kim

100 F Street, N.E.

Washington, D.C. 20549-3561

Rc:

S2C Global Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 20, 2009

Form 10-Q for the Quarterly Period June 30, 2009

Filed August 9, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 16, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed January 19, 2010

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

Filed January 19, 2010

Form 10-Q/A for the Quarterly Period Ended June 30, 2009

Filed January 19, 2010

File No. 0-51529

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.

We have reviewed your amendment in response to prior comment 6 in our letter dated September 25, 2009; however your certifications continue to differ from the certifications set forth in item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to provide all of the introductory language in paragraph 4. Please also ensure that the certifications and the signature page of your amended Form 10-K are signed as of a recent date.

RESPONSE:

We have revised our certification to read exactly as set forth in item 601(b)(31) of Regulation S-K as requested. Further, our amended Form 10-K and certifications are signed as of a recent date.

2,

We note that your certifications contain other minor differences from the certifications set forth in item 601 (b)(31) of Regulation S-K. Please confirm to us that in future filings you will ensure that your certifications read exactly as set forth in this guidance.

RESPONSE:

We confirm that our certifications in all future filings will read exactly as set forth in item 601(b)(31) of Regulation S-K.

Forms 10-Q/A for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Item 4T. Controls and Procedures, page 17

3.

We have reviewed your amendments in response to prior comment 8 in our letter dated September 23, 2009. We note your disclosure in both filings as follows: “Our quarterly evaluation of disclosure controls and procedures includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report that is set forth below.” Since your Forms 10-Q do not include management’s report on internal control over financial reporting, in future filings, please refrain from stating that management’s report is “set forth below.”

RESPONSE:

We will ensure that future Form 10-Q filings will not state that management’s ”report is “set forth below.”

4.

We note your disclosure in both filings that your chief executive officer and chief financial officer concluded that disclosure controls and procedures were not effective due to the material weaknesses described in management’s report on internal control over financial reporting as noted in your annual report on Form 10-K for the year ended December 31, 2008. In future filings please expand your disclosure to describe the material weaknesses that caused your disclosure controls and procedures to be ineffective at quarter end.

RESPONSE:

As requested, in future filings, we will expand our disclosure regarding material weaknesses that caused our disclosure controls and procedures to be ineffective at quarter end.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures, page 18

5.

You do not appear to have applied prior comment 8 in our letter dated September 25, 2009 to your September 30, 2009 Form 10-Q. Your current disclosure in this Form 10-Q, which solely assess internal control over financial reporting is insufficient. Please amend your September 30, 2009 Form 10-Q to comply with Item 4T of Form 10-Q, consistent with our prior comment.

RESPONSE:

We have amended our September 30, 2009 Form 10-Q accordingly.

6.

We have reviewed your response to prior comment 10 in our letter dated September 25. 2009 and note that you did not provide within your September 30, 2009 Form 10-Q an explanation to your investors regarding how you expect to satisfy your cash requirements, including both anticipated future operating expenses and any loans that are currently due or past due. Please ensure that your amended September 30, 2009 Form 10-Q provides this information and also provides a discussion of your expected cash inflows and outflows for the next twelve months, quantifying your estimates where possible. Refer to Section 607.02 of the Financial Reporting Codification. Furthermore, since your amended September 30, 2009 Form 10-Q will be a future filing, please be advised that your amended September 30, 2009 Form 10-Q should comply with all prior comments where you agreed to revise future filings in response to our comments. This is particularly pertinent for prior comments 7 and 9 in our letter dated September 25, 2009.

RESPONSE:

We have revised our September 30, 2009 Form 10-Q to address your comments. With reference to Regulation SX Rule 8-03, we do not believe that our equity investment in Alaska Resources & Management, LLC constitutes 20% or more of our consolidated assets, equity or net income. However, we have revised Footnote #4 to the September 30, 2009 financial statements to include disclosure of the lack of sales and gross profit and the total loss incurred by Alaska Resources & Management, LLC.

Exhibits 31

7.

When you file the amendment requested above, please file new certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15. Additionally, when you provide these certifications, please ensure that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K, including providing the complete introductory language in paragraph 4.

RESPONSE:

We have included new certifications, signed as of a recent date that read exactly as set forth in item 601(b)(31) of Regulation S-K.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

S2C Global Systems, Inc.

/s/ Alejandro Bautista

Alejandro Bautista

President

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